UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                                  CD RADIO INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   125127-10-0
                                 (CUSIP Number)
                             -----------------------

                               LEONARD V. QUIGLEY
                               MITCHELL S. FISHMAN
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, N.Y. 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 20, 1997
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                Page 1 of 9 Pages

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                                  SCHEDULE 13D

CUSIP NO. 125127-10-0                                          Page 2 of 9 Pages
          -----------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David Margolese

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          Not applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
                              7         SOLE VOTING POWER

          NUMBER OF                     5,134,500 (includes 2,834,500 shares
                                        pursuant to a voting trust agreement)
           SHARES
                              8         SHARED VOTING POWER
      BENEFICIALLY OWNED
                                        0
      BY EACH REPORTING
                              9         SOLE DISPOSITIVE POWER
            PERSON
                                        2,300,000
             WITH
                              10        SHARED DISPOSITIVE POWER

                                        0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,134,500

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.7%

14        TYPE OF REPORTING PERSON

          IN

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                                                               Page 3 of 9 Pages


                                  SCHEDULE 13D
                                  ------------


Item 1.           Security and Issuer.

                  This Statement relates to the common stock, par value $.001 ("Common Stock"), of CD Radio Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at Sixth Floor, 2175 K Street, N.W., Washington, D.C. 20037.


Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by David Margolese. His business address is Ninth Floor, 730 Fifth Avenue, New York, NY 10019. His present principal occupation or employment is as Chairman and Chief Executive Officer of CD Radio Inc. Mr. Margolese is a citizen of Canada. (d) and (e). During the last five years, Mr. Margolese has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to a Voting Trust Agreement (defined in Item 6), dated as of August 26, 1997, entered into by Darlene Friedland, as grantor, David Margolese, as trustee, and the Company, Mr. Margolese has the power to vote in his discretion all

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                                                               Page 4 of 9 Pages


shares of Common Stock owned or hereafter acquired by Darlene Friedland and certain of her affiliates (currently 2,834,500 shares) for a period of five years commencing on November 20, 1997. No consideration was paid in connection with the execution of the Voting Trust Agreement.


Item 4.           Purpose of Transaction.

                  In order to assist the Company to complete certain financing transactions, consisting of (i) an offer to exchange shares of the Company's 10 1/2% Series C Convertible Preferred Stock for shares of the Company's outstanding 5% Delayed Convertible Preferred Stock, (ii) an underwritten public offering of 2,440,000 shares of the Company's Common Stock in the United States and Canada and 610,000 shares outside the United States and Canada and (iii) an underwritten public offering of units consisting of the Company's 15% Senior Secured Discount Notes due 2007 ("Senior Notes") and warrants to purchase additional Senior Notes, all of which were completed in November 1997, Mr. Margolese entered into a voting trust agreement with Darlene Friedland, a stockholder of the Company. See Item 6 below for a description of the terms of the Voting Trust Agreement.

                  Other than as described in the Voting Trust Agreement, Mr. Margolese does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number

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                                                               Page 5 of 9 Pages


or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material changes in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer.

                  (a) through (c). As of December 31, 1997, Mr. Margolese beneficially owned (within the meaning of the rules and regulations of the Securities and Exchange Commission) 5,134,500 shares of Common Stock, representing approximately 30.7% of the then outstanding shares of Common Stock. This aggregate number includes 700,000 shares issuable pursuant to stock options that are exercisable within 60 days. Pursuant to the Voting Trust Agreement (defined in Item 6), Mr. Margolese has the power to vote in his discretion all shares of Common Stock owned or hereafter acquired by Darlene Friedland and certain of her affiliates for a period of five years commencing on November 20, 1997. Currently, 2,834,500 shares of Common Stock are subject to the Voting Trust Agreement.

                  Mr. Margolese has sole power to vote or to direct the vote of 5,134,500 shares of Common Stock of the Company. He has sole power to dispose

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                                                               Page 6 of 9 Pages


or to direct the disposition of 2,300,000 shares of Common Stock of the Company. Darlene Friedland and certain of her affiliates retain sole power to dispose or to direct the disposition of the 2,834,500 shares currently subject to the Voting Trust Agreement. Except as set forth above, Mr. Margolese does not beneficially own any shares of Common Stock and has not effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d). Darlene Friedland and certain of her affiliates have the right to receive dividends and distributions of the shares subject to the Voting Trust Agreement and the right to direct the trustee to sell, assign, transfer, encumber or grant any option therein. Other than as described in the Voting Trust Agreement, to the best knowledge of Mr. Margolese, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned thereby.

                  (e).  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  David Margolese is a party to a voting trust agreement dated August 26, 1997 (the "Voting Trust Agreement") by and among Darlene Friedland, as grantor, Mr. Margolese, as the voting trustee thereunder, and the Company.

                  The Voting Trust Agreement provides for the establishment of a trust (the "Trust") into which (i) there have been deposited all of the shares of Common Stock owned by Mrs. Friedland on August 26, 1997 and (ii) there shall be deposited any shares of Common Stock acquired by Mrs. Friedland, her spouse Robert Friedland, any member of either of their immediate families or any entity directly or

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                                                               Page 7 of 9 Pages


indirectly controlled by Mrs. Friedland, her spouse or any member of their immediate families (the "Friedland Affiliates") between the date shares are initially deposited and the termination of the Trust. The voting trust will terminate on the fifth anniversary of the initial deposit of shares into the Trust.

                  The Voting Trust Agreement does not restrict the ability of Mrs. Friedland or any of the Friedland Affiliates to sell, assign, transfer or pledge any of the shares deposited into the Trust, nor does it prohibit Mrs. Friedland or the Friedland Affiliates from purchasing additional shares of Common Stock, provided those shares become subject to the Trust, as described above.

                  Under the Voting Trust Agreement, the trustee has the power to vote shares held in the Trust in relation to any matter upon which the holders of such stock would have a right to vote, including without limitation the election of directors. For so long as David Margolese remains trustee of the Trust, he may exercise such voting rights in his discretion. Any successor trustee or trustees of the Trust must vote as follows: (i) on the election of directors, the trustee(s) must vote the entire number of shares held by the Trust, with the number of shares voted for each director (or nominee for director) determined by multiplying the total number of votes held by the Trust by a fraction, the numerator of which is the number of votes cast for such person by other stockholders of the Company and the denominator of which is the sum of the total number of votes represented by all shares casting any votes in the election of directors; (ii) if the matter under Delaware law or the Certificate of Incorporation or the Bylaws of the Company requires at least an absolute majority of all outstanding shares of Common Stock of the Company in order to be approved, the trustee(s) must vote all of the shares in the Trust in the same manner as the majority

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                                                               Page 8 of 9 Pages


of all votes that are cast for or against the matter by all other stockholders of the Company; and (iii) on all other matters, including without limitation any amendment of the Voting Trust Agreement for which a stockholder vote is required, the trustee(s) must vote all of the shares in the Trust for or against the matter in the same manner as all votes that are cast for or against the matter by all other stockholders of the Company.

                  The Voting Trust Agreement may not be amended without the prior written consent of the Company, acting by unanimous vote of the Board of Directors, and approval of the Company's stockholders, acting by the affirmative vote of two-thirds of the total voting power of the Company, except in certain limited circumstances where amendments to the Voting Trust Agreement are required to comply with applicable law.

Item 7.           Material to be Filed as Exhibits.

                  1. Voting Trust Agreement, dated as of August 26, 1997, by and between the Company, Darlene Friedland and David Margolese.

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                                                               Page 9 of 9 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1998



                                                       /s/ David Margolese
                                                       -------------------
                                                       David Margolese